SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Denise C. McWatters

Senior Vice President, General Counsel and Secretary

HollyFrontier Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,006 Common Units
	8	SHARED VOTING POWER 59,625,024 Common Units
	9	SOLE DISPOSITIVE POWER 5,006 Common Units
	10	SHARED DISPOSITIVE POWER 59,625,024 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., HollyFrontier Navajo Refining LLC, HollyFrontier Woods Cross Refining LLC, HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC, are the record owners of 59,485,024 of these Common Units. 140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,800 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,800 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 184,800 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 59,120,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,260,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,260,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 59,260,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 58,865,230 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 58,865,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 58,865,230 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 58,865,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 37,250,000 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 37,250,000 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 37,250,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 6, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Navajo Refining LLC 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 119,688 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 119,688 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 119,688 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Navajo Refining Company, L.L.C.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Woods Cross Refining LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 60,426 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 60,426 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,426 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Holly Refining & Marketing Company – Woods Cross L.L.C.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (“HEP GP”, and together with HollyFrontier, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS and HLL, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP GP), HollyFrontier Holdings LLC (“Holdings”), HollyFrontier Navajo Refining LLC (formerly named Navajo Refining Company, L.L.C.) (“NRC”) and HollyFrontier Woods Cross Refining LLC (formerly named Holly Refining & Marketing Company – Woods Cross LLC) (“HFWC” and, together with Holdings, NRC and the Initial Filing Persons, the “Reporting Persons”), as further amended by Amendment No. 5 thereto filed on March 22, 2013, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 6 thereto filed on October 11, 2016, by the Reporting Persons (other than HEP GP), as further amended by Amendment No. 7 thereto filed on May 5, 2017, by the Reporting Persons (other than HEP GP), and as further amended by Amendment No. 8 thereto filed on October 20, 2017 by the Reporting Persons (other than HEP GP).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Sub-Item (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)

HollyFrontier Corporation, a Delaware corporation and formerly named Holly Corporation (“HollyFrontier”), is the parent of HollyFrontier Holdings LLC (“Holdings”), a Delaware limited liability company, Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”),

Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”), HollyFrontier Navajo Refining LLC, a Delaware limited liability company (“NRC”), HollyFrontier Woods Cross Refining LLC, a Delaware limited liability company (“HFWC”) and HEP Logistics Holdings, L.P., a Delaware limited partnership (“HEP GP”, together with HollyFrontier, Holdings, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS, HLL, NRC and HFWC, the “Reporting Persons”).

(2)	Holdings is a wholly owned subsidiary of HollyFrontier.

(3)	NRC is a wholly owned subsidiary of HollyFrontier.

(4)	HFWC is a wholly owned subsidiary of HollyFrontier.

(5)	Navajo Holdings is a wholly owned subsidiary of HollyFrontier.

(6)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(7)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(8)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(9)	HLS is a wholly owned subsidiary of Navajo.

(10)	HLL is a wholly owned subsidiary of HLS.

(11)	HEP GP has one general and limited partner, which are HLL and Navajo Pipeline LP, respectively.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated November 1, 2017, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Sub-Item (c) of Item 2 of the Schedule 13D is hereby amended to add the following:

(11)	The principal business of HEP GP is to serve as the general partner of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following disclosure:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

GP/IDR Restructuring and Second Amended and Restated Partnership Agreement

On October 18, 2017, the Issuer entered into an equity restructuring agreement (the “Equity Restructuring Agreement”) with HEP GP, the general partner of the Issuer and a wholly-owned subsidiary of HollyFrontier, pursuant to which the Issuer incentive distribution rights held by HEP GP will be cancelled and the 2% general partner interest in the Issuer held by HEP GP will be converted into a non-economic general partner interest in the Issuer (together, the “GP/IDR Restructuring”). In consideration for the GP/IDR Restructuring, the Issuer will issue to HEP GP 37,250,000 common units of the Issuer.

The GP/IDR Restructuring closed on October 31, 2017 (the “Closing”). Simultaneously with the Closing, HEP GP amended and restated the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of July 13, 2004, as amended (as amended and restated, the “Second Amended and Restated HEP Partnership Agreement”) to reflect the GP/IDR Restructuring. The Second Amended and Restated HEP Partnership Agreement also reflects HEP GP’s agreement to forgo $2.5 million in distributions per quarter for 12 consecutive quarters (for an aggregate of $30 million) beginning with the first quarter in which units issued as consideration for the GP/IDR Restructuring are eligible to receive distributions.

The disclosure contained in this Item 4 does not purport to be a complete description of the Second Amended and Restated HEP Partnership Agreement and is qualified in its entirety by reference to the Second Amended and Restated HEP Partnership Agreement, which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	HLL is the record and beneficial owner of an aggregate of 21,615,230 Common Units, representing 21.3% of the Common Units. Navajo is the record owner of 254,880 Common Units and the beneficial owner of an aggregate of 394,880 Common Units, representing 0.3% of the Common Units. HollyFrontier is the record owner of 145,006 Common Units (140,000 of which HollyFrontier holds of record as nominee for Navajo) and beneficial owner of 5,006 Common Units, representing less than one percent of the Common Units. Holdings is the record and beneficial owner of 184,800 Common Units, representing 0.2% of the Common Units. NRC is the record and beneficial owner of 119,688 Common Units, representing 0.1% of the Common Units. HFWC is the record and beneficial owner of 60,426 Common Units, representing 0.1% of the Common Units. HEP GP is the record and beneficial owner of 37,250,000 Common Units, representing 36.7% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)	In its capacity as the owner of 100% of the membership interests in HLL, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 21,615,230 Common Units, representing 21.3% of the Common Units. In its capacity as the general partner of HEP GP, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 37,250,000 Common Units, representing 36.7% of the Common Units. In its capacity as the owner of 100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 58.3% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,260,110 Common Units, representing 58.3% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HFWC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 59,630,030 Common Units, representing 58.7% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)	The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purposes of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Persons or Listed Person.

(5)	Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(6)	The Reporting Persons’ and Listed Persons’ ownership has been adjusted to reflect the two-for-one split of the Common Units, which occurred on January 16, 2013.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HFWC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,680,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, HEP GP, NRC and HFWC, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 59,260,110 Common Units owned by Navajo, HEP GP and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 58,865,230 Common Units owned by HEP GP and HLL, subject to certain exceptions.

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1	Amended and Restated Joint Filing Agreement, dated as of November 1, 2017

Exhibit 2	Second Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K dated October 31, 2017, File No. 1-32225)

Exhibit 3	Equity Restructuring Agreement, dated as of October 18, 2017, by and between HEP Logistics Holdings, L.P. and Holly Energy Partners, L.P. (incorporated by reference to Exhibit 2.1 of Issuer’s Form 8-K Current Report dated October 19, 2017 File No. 1-32225).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLYFRONTIER CORPORATION

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	NAVAJO HOLDINGS, INC.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	NAVAJO PIPELINE CO., L.P.

By: Navajo Pipeline GP, L.L.C., Its general partner

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HEP LOGISTICS HOLDINGS, L.P.

By: Holly Logistic Services, L.L.C., Its general partner

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLY LOGISTICS LIMITED LLC

By: Holly Logistic Services, L.L.C., Its sole member

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLYFRONTIER NAVAJO REFINING LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2017	HOLLYFRONTIER WOODS CROSS REFINING LLC

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Executive Vice President and Chief Financial Officer